Exhibit 99.91

PRESS RELEASE

Aya Announces Board Transition and Secondary Market Transaction by Insiders

Montreal, Quebec, January 14, 2026 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) today announced that two long-standing members of its Board of Directors, Robert Taub, Chair of the Board, and Dr. Jürgen Hambrecht, Lead Independent Director, will not stand for re-election at the Corporation’s upcoming annual meeting, and will retire from the Board at the conclusion of their current terms.
Robert Taub has served on the Board for 10 years, including as Chair since 2020. As a founding member with a significant stake since the inception of the business, he has played a pivotal role in Aya’s evolution and successful turnaround over the past five years, providing strategic leadership guided by innovation and an entrepreneurial mindset.
Dr. Jürgen Hambrecht has served on the Board since 2019 and has been instrumental in strengthening Aya’s governance framework and advancing best-in-class Board practices.
“Robert and Jürgen have been exceptional partners to management, and key contributors to value creation for Aya and its shareholders,” said Benoit La Salle, President & CEO. “Their insight, leadership and governance discipline played a critical role in Aya’s transformation. We are truly grateful for their contributions, which will have a lasting impact”.
In connection with this Board transition, Robert Taub and Dr. Jürgen Hambrecht each sold today, by way of a secondary market transaction, a portion of their holdings, together totaling 7.5 million shares, while remaining meaningful long-term shareholders of Aya. Furthermore, members of management have sold approximately 1.1 million shares, representing approximately 12% of the executive management team’s holdings and, largely consisting of shares issued upon the exercise of long-term incentive plan options. The sale was conducted as part of the ordinary course of portfolio management, with Aya’s management team remaining meaningfully invested, holding approximately 7.7 million securities, reflecting continued confidence in the Corporation’s future growth prospects. These transactions will be conducted in accordance with applicable regulations and Aya’s internal policies.
Aya thanks Robert and Dr. Jürgen Hambrecht for their years of dedicated service and looks forward to continuing to execute its strategy. Board nominees for election at the next annual general meeting will be announced in due course, as Aya remains committed to maintaining a Board that delivers strong independent oversight, disciplined governance, and alignment with the long-term interests of shareholders.

About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established exploration leadership through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas Fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare primary silver mine, and produces silver doré from its newly expanded processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, a large mineralized footprint and significant exploration potential.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
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